SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT FROM THE MINUTES OF THE ORDINAY MEETING OF COMPANHIA SIDERURGICA NACIONAL’S BOARD OF DIRECTORS, CARRIED OUT ON APRIL 27 2005, AND NOTED AS A SUMMARY THEREOF.

NIRE: 33300011595

1.     Date: April 27, 2005.

2.     Time: 10:30h.

3.     Place: Av. Brigadeiro Faria Lima, 3.400, 20º andar, São Paulo, SP.

4.     Attendees: Benjamin Steinbruch (President), Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Edmar Lisboa Bacha, Fernando Perrone, Mauro Molchansky, Yoshiaki Nakano, Darc Antonio da Luz Costa e Claudia Maria Sarti (General Secretary).

6.     Resolutions: 6.12 – Reelection of Director – The Board of Directors has unanimously approved pursuant to article 17, item III, of the Articles of Association, the reelection of Mr. Benjamin Steinbruch, brazilian, married, industrial, bearer of the identity card nº 3.627.815-4 issued by SSP/SP, bearer of the Taxpayer’s ID nº 618.266.778-87, resident and domiciled at Av. Brigadeiro Faria Lima nº 3.400, 20º andar, in São Paulo, SP, as the Company’s Chief Executive Officer as from the date hereto. The Chief Executive Officer of the Company, present to the Meeting, hereby declares that has not incurred in any crimes as provided on the 1st and 2nd paragraphs of article 147 of Law 6404/1976. I hereby certify that the resolutions herein transcribed are a true copy of the minutes filed at the Companies Head Office.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Lauro Henrique Rezende
Lauro Henrique Rezende Investments Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.